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Item 77D - SCUDDER VARIABLE SERIES II

SVS INVESCO Dynamic Growth Portfolio
At the May 2004 meeting, the Board of Scudder Variable Series II approved clarifying the equity target component of the Portfolio to: the Portfolio normally invests at least
65% of its net assets in common stocks of mid-sized companies.


Scudder Aggressive Growth Portfolio

At the July 2004 meeting, the Board of Trustees of Scudder Variable Series II approved changing Scudder Aggressive Growth Portfolio from a non-diversified to a diversified portfolio.

Scudder High Income Portfolio

At the January 2005 meeting, the Board of Trustees of Scudder Variable Series II approved allowing Scudder High Income Portfolio to invest in foreign issuers up to 50%
of the Portfolio's assets.

n:sharedat\sec_reg\nsar\103102\exh77d.doc




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